The Real Brokerage to Webcast Sessions from Inaugural One Real Conference

TORONTO and NEW YORK, October 12, 2022 -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSX: REAX), an international, technology-powered real estate brokerage, announced today that it will be live streaming certain sessions on the morning of October 18, 2022, from the inaugural One Real Conference taking place Monday October 17, 2022 through Wednesday October 19, 2022 in San Antonio, Texas.

Those who tune in to the One Real Conference will benefit from informational sessions featuring members of Real's senior leadership team and Board of Directors as they unveil new initiatives and dive into their vision for the future of the company.

Anyone wishing to view the sessions can register here in advance: https://www.webcaster4.com/Webcast/Page/2699/46786

Details can also be accessed on Real's investor relations page, under the events section: https://investors.onereal.com/

More information on the conference can be found here: https://www.onerealconference.com/

Schedule of Events - October 18, 2022 (all times in CT)

9:00am - General Session: Welcome

9:20am - Real Vision

10:00am - Technology: A Look Ahead

10:40am - Real Title: Now and Beyond

10:50am - Real Training 2.0

11:10am - 10 Minute Break

11:20am - Ask Me Anything: Real Brokerage Leadership

11:50am - Board of Directors Panel

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 6,000 agents. Additional information can be found on its website at www.onereal.com.

Investors, for more information:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

Media, for more information:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221

SOURCE The Real Brokerage Inc.